
September 28, 2020

<u>Via E-mail</u>

Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re: Apartment Investment & Management Company**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed September 22 and 23, 2020 by Land & Buildings Capital Growth Fund,**
> **LP, L & B Real Estate Opportunity Fund, LP, Land & Buildings GP**
> **LP, L&B Opportunity Fund, LLC, Land & Buildings Investment**
> **Management, LLC, and Jonathan Litt**
> **File No. 001-13232**

Dear Ms. Reda:

We have reviewed the above-captioned filings and have the following comments.

Please respond to this letter by amending the referenced filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please either provide support for, or recharacterize as a belief or opinion, your statements implying that AIMCO structured the proposed transaction as a taxable spin-off as a means to specifically evade a shareholder vote. Similarly, please recharacterize as a belief or opinion your assertion that the proposed transaction is an attempt by management and the Board "to rid themselves of a decades-long poor track record rather than address the fundamental issues challenging the Company."

2. In future filings, please disclose the basis for your assertion that "the proposed transaction will not close the Company's substantial discount to net asset value."

3. Please supplementally provide us with a copy of the "sell-side survey" by CITI referenced in your press release.

*   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

                                            Sincerely,

                                            /s/ Joshua Shainess

                                            Joshua Shainess
                                            Special Counsel
                                            Office of Mergers and Acquisitions